SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G

           Under the Securities Exhange Act of 1934

                      (Amendment No. __)

             SMITH BARNEY SHEARSON HOLDINGS INC.
                       (Name of Issuer)


                         COMMON STOCK
                (Title of Class of Securities)


                        NONE ASSIGNED
                        (CUSIP Number)


Check the  following box  if a  fee is  being  paid with  this
statement  [X].   (A  fee is  not required  only  if the  filing
person:    (1) has  a  previous  statement  on file  reporting
beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


               (Continued on following pages(s))










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                         SCHEDULE 13G

CUSIP NO.

- ----------------------------------------------------------------------------

1)   Name of Reporting Person            The Travelers Inc.
     S.S. or I.R.S Identification        (formerly Primerica Corporation)
     No. of Above Person                 52-1568099

- ----------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                          ------------------
     (See Instructions)                           (b)
                                                     ------------------

- ----------------------------------------------------------------------------


3)   SEC Use Only

- ----------------------------------------------------------------------------


4)   Citizenship or Place of Organization                           Delaware

- ----------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                               100
Beneficially Owned  (6)  Shared Voting Power                               0
by Each Reporting   (7)  Sole Dispositive Power                          100
Person with         (8)  Shared Dispositive Power                          0

- ----------------------------------------------------------------------------


9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                      100

- ----------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

- ----------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                 100%

- ----------------------------------------------------------------------------

12)  Type of Reporting Person                                             HC
     (See Instructions)


- ----------------------------------------------------------------------------

ITEM 1(A) NAME OF ISSUER:

   Smith Barney Shearson Holdings  Inc. (formerly Smith  Barney  Holdings, Inc.)


ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

   1345 Avenue of the Americas
   New York, New York 10105


ITEM 2(A) NAMES OF PERSONS FILING:

   The Travelers Inc. (formerly Primerica Corporation) ("TRV")


ITEM 2(B) ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR, IF  NONE,  RESIDENCE:

   The address of the principal business office of TRV is:

    65 East 55th Street
    New York, NY  10022


ITEM 2(C) CITIZENSHIP:

   TRV is a Delaware corporation.


ITEM 2(D) TITLE OF CLASS OF SECURITIES:

   Common Stock


ITEM 2(E) CUSIP NUMBER:

   None assigned


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)    [   ]   Broker or Dealer registered under Sec. 15 of
                    the Act

     (b)    [   ]   Bank as defined in Sec. 3(a)(6) of the Act

     (c)    [   ]   Insurance Company as defined in Sec. 3(a)(19)
                    of the Act

     (d)    [   ]   Investment Company registered under Sec. 8 of
                    the Investment Company Act







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     (e)    [   ]   Investment Adviser registered under Sec. 203
                    of the Investment Advisers Act of 1940

     (f)    [   ]   Employee Benefit Plan, Pension Fund which
                    is subject to the provisions of the
                    Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see
                    Sec. 240.13d-1(b)(1)(ii)(F)

     (g)    [   ]   Parent Holding Company, in accordance with
                    Sec. 240.13d-1(b)(ii)(G)  (Note: See Item 7)

     (h)    [   ]   Group, in accordance with Sec.
                    240.13d-1(b)(1)(ii)(H)

   This statement is being filed pursuant to Rule 13d-1(c).
   The Issuer is a wholly owned subsidiary of TRV.  In August
   1993, the Issuer's common stock was registered pursuant to
   Section 12(g).


ITEM 4. OWNERSHIP (AS OF DECEMBER 31, 1993)

     (a)  Amount Beneficially Owned:  See Item 9 of cover page

     (b)  Percent of Class:  See Item 11 of cover page

     (c)  Number of shares as to which such person has:

        (i)  sole power to vote or to direct the vote

        (ii)  shared power to vote or to direct the vote

        (iii)  sole power to dispose or to direct the disposition of

        (iv)  shared power to dispose or to direct the disposition of

     SEE ITEMS 5-8 OF COVER PAGE


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
   securities, check the following [   ].



ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

   Not Applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY

   TRV is the sole stockholder of the Issuer.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

   Not Applicable.

                          SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 1994


                              THE TRAVELERS INC.



                              By: /s/ Mary Barnes Jenkins
                                 ---------------------------
                                 Name:  Mary Barnes Jenkins
                                 Title: Assistant Secretary